SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             For the Month of April
                                2003 GENESYS S.A.
             (Exact name of registrant as specified in its charter)


                  L'Acropole, 954-980 avenue Jean Mermoz, 34000
                         Montpellier, FRANCE (Address of
                          principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F X                    Form 40-F
                          ---                            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                No X
                        ---                               ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           [GENESYS CONFERENCING LOGO]

              Genesys Conferencing Announces Preliminary Agreement
                         on Amendments to Bank Financing

     - $125 million senior secured facility maturities extended through 2008
          - Several holders of convertible bonds agree to extend bond maturity through 2005
 - Company plans rights offering of (euro)6 to (euro)8 million of common shares
   - Commitment of certain shareholders to subscribe for up to (euro)6 million in the rights offering



Montpellier, France - April 14, 2003 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced:
1) A preliminary agreement with its senior secured lenders regarding amendments to Genesys' $125 million credit facility that would extend the principal payment remaining due ($118 million) matures through 2008;
2) A preliminary agreement with several bondholders (which are also shareholders of Genesys), representing 42.6% of Genesys' outstanding 3% convertible bonds, to defer 50% of the principal payment maturity to 2005, subject to approval by a bondholders meeting and other conditions; and
3) Plans for Genesys to undertake a subscription rights offering of common shares to raise (euro) 6 to (euro) 8 million of which preliminary commitments have been received from certain shareholders (some of which are also bondholders) to purchase up to (euro) 6 million in the rights offering, to the extent not fully subscribed by other shareholders. Proceeds would be used to repay the majority of the outstanding principal amount of the Company's 3% convertible bonds.


The arrangement is subject to several conditions and to final documentation.

Amended Credit Facility
-----------------------

The proposed amendments to the Company's credit facility would provide a significant reduction in principal payments through 2006 and would extend the final maturity from 2006 to 2008. The amended principal payment schedule would be as follows:

        Year          Amended Credit Facility            Prior Maturity Schedule

        2003                   $ 1 million                  $17 million

        2004                   $18 million                  $22 million

        2005                   $22 million                  $24 million

        2006                   $30 million                  $55 million

        2007                   $23.5 million                        -

        2008                   $23.5 million                        -



The interest rate under the credit facility will remain unchanged until 2007, at which time it will increase by 200 basis points. Interest payments will continue to be paid semi-annually on April 30 and October 31, as currently required under the credit facility. Certain covenants will be amended, including financial ratios and certain provisions to prepay the loan if free cash flow exceeds certain levels.

The credit facility was originally entered into in April 2001, to replace Genesys Conferencing's existing term loan ($35 million) and to refinance the outstanding debt ($75 million) of Vialog Corporation after it was acquired by Genesys.




   This press release is not an offer for sale of the securities in the united states, and the securities may not be sold in the united states absent registration or an exemption from registration under the u.s. securities act of 1933, as amended. any public offering of the securities in the united states will be made by means of a prospectus containing detailed information regarding Genesys (the "company") and the company's management, including financial statements. such prospectus will be made available through the company. the company intends to register a portion of the offering in the united states.



Redemption of 3% Convertible Bonds
----------------------------------


The Company has reached a preliminary agreement with several bondholders (which are also shareholders of Genesys), representing 42.6% of its outstanding 3% convertible bonds, under which 50% of the principal of the convertible bonds would be redeemed on September 1, 2004, and 50% would be redeemed on October 31, 2005, as compared to the existing maturity date of September 1, 2004. This preliminary agreement is subject to obtaining approval of the extension of maturity at a bondholders meeting.



Rights Offering with a Subscription Commitment
----------------------------------------------


The Company also announced that it plans to undertake rights offering to raise
(euro) 6 to (euro) 8 million, which would be used to repay the majority of the
(euro) 8.4 million outstanding principal amount of the Company's 3% convertible bonds. The rights offering will permit all existing Genesys shareholders to subscribe for newly issued shares. The rights offering will be contingent upon obtaining shareholder approval of the rights offering and a reduction in the par value of Genesys shares, as well as required regulatory approvals.


Universal Capital Partners (UCP) and Part'Com/In-com (some of which are also bondholders) owning together 15.4% of the shares of the Company (see Schedule 13 D filing of April 4, 2003) have committed to the Company to subscribe for up to
(euro) 6 million in shares, i.e. 75% of the rights offering, to the extent not fully subscribed by Genesys shareholders and provided that the rights permit them to subscribe for shares at a price not in excess of (euro) 2.2 per share.


Web Conference
--------------
Chairman and Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Monday, April 14, 2003, at 4:00 p.m. Central European Time or 10:00 a.m. Eastern Time.

The conference call will be webcast live. The call may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.


At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Public Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

                                                                       Exhibit 1

                           MEMORANDUM OF UNDERSTANDING

                  This Memorandum of Understanding outlines the terms of the agreement among (i) Genesys S.A., ("Genesys"), (ii) the Lenders, as defined in a Facilities Agreement (the "Loan Agreement") dated April 20, 2001, as amended, among (x) the Lenders and (y) Genesys and Genesys Conferencing, Inc., as successor to Vialog Corporation ("GCI") as borrowers, (iii) Part'com S.A. and certain of its affiliates (the "Part'Com Group Shareholders") and Pechel Industries S.A. as (a) holders of approximately 42.6% of the outstanding 3% Convertible Bonds (the "Bonds") due September 1, 2004 of Genesys (the "Bondholders") and, (b) holders of approximately 6% of Genesys's outstanding shares, and (iv) Universal Capital Partners S.A. ("UCP") as holder of approximately 11.69% of Genesys's outstanding shares. The Part'Com Group Shareholders and UCP are hereinafter referred to severally but not jointly as the "Shareholders".

RIGHTS OFFERING
---------------

Shareholders Meeting                 Genesys's Board of Directors shall convene
                                     a meeting of Genesys's shareholders to be held as promptly as practicable and in any event no later than June 30, 2003 and shall propose to such meeting to approve in the interest of the company an equity rights offering (the "Rights Offering") whereby
                                     Genesys will seek to raise a gross amount of EUR8 million; provided that the proposal presented to the shareholders shall include a right, for the Board of Directors, to close the Rights Offering and deem it successfully completed in the event that shares proposed to be issued are subscribed for only in respect of 75% or more, but less than 100% of the proposed issue (i.e., if the gross proceeds of the Rights
                                     Offering are EUR6 million or more, but less than EUR8 million).

Shareholders Purchase Orders         The Shareholders shall vote in favor of the
                                     Rights Offering. In addition, the
                                     Shareholders shall (i) exercise all of
                                     their preferential subscription rights and
                                     (ii) place a contingent purchase order
                                     (ordre de souscription a titre reductible);
                                     provided that the rights permit to
                                     subscribe for newly issued shares at a
                                     subscription price not in excess of EUR2.2 per share. The aggregate number of shares sought to be purchased by the Shareholders on a contingent and non-contingent basis as a result of (i) and (ii) shall represent a number of Genesys shares at least equal to the number of shares required to raise a gross amount of EUR6 million (70% by UCP and 30% by the Part'Com Group
                                     Shareholders).

Bank Guarantee                       UCP shall provide as soon as practicable
                                     and in any event no later than April 18, 2003, a bank guarantee issued by a bank reasonably satisfactory to the Lenders in respect of its obligations hereunder.

Use of Proceeds                      The proceeds of the Rights Offering shall
                                     be used to repay the principal of, or
                                     repurchase, the Bonds. For that purpose, such proceeds shall be deposited in an escrow account open with such bank as the Lenders shall name as escrow agent until their application as set forth above;
                                     provided, however, that any amount
                                     remaining on such escrow account after
                                     repayment or redemption of all of the Bonds may be applied towards repayment of the principal of any other financial indebtedness. The proceeds of the Rights
                                     Offering shall not be subject to the
                                     provisions of the Loan Agreement regarding mandatory prepayments and shall not be included in the calculation of Excess Cash
                                     Flow (as defined in the Loan Agreement).

Reduction of Shares Par Value        It being unlawful under French law to
                                     subscribe for newly issued shares at a
                                     price below the par value thereof,
                                     Genesys's Board of Directors shall propose to the shareholders to approve, concurrently with the Rights Offering, a reduction of Genesys's shares par value from the current EUR5 per share to EUR1 per share by offsetting the corresponding amount of share capital against accumulated losses.

Waiver of Change of Control          If any of the Lenders notifies in writing
                                     to the other parties to this Provisions
                                     Memorandum of Understanding on or prior to April 18, 2003 (a "Lender Notification") that it reserves its right to demand the prepayment of the full amount due under the Loan Agreement pursuant to Section 12.6 of the Loan Agreement in the event that the Shareholders, alone or acting in concert, should hold more than 33 1/3% of Genesys' shares, then each of the Bondholders and each of the Shareholders shall be permitted, by written notice to the other parties (the "Bondholder/Shareholder
                                     Notification") within 7 days of the receipt of a Lender Notification to terminate its obligations hereunder.

                                     Within 7 days of the receipt of a
                                     Bondholder/Shareholder Notification, each of the Lenders shall be permitted, by written notice to the other parties, to terminate its obligations hereunder, in which case the obligations of all of the Lenders shall be deemed terminated as well.

                                     In the event that no Lender Notification has been sent on or prior to April 18, 2003, the Lenders shall be deemed to have agreed to waive their rights under Section
                                     12.6 of the Loan Agreement in the event the Shareholders, alone or acting in concert, as a result of the performance of their obligations hereunder, hold more than 33 1/3% of Genesys' shares.

AMENDMENT TO THE TERMS OF THE BONDS
-----------------------------------

Bondholders Meeting                  Genesys's Board of Directors shall convene
                                     a bondholders meeting to be held as
                                     promptly as practicable and in any event prior to the shareholders meeting to be held in respect of the Rights Offering.

Extension of Maturity                At such meeting, the Board of Directors
                                     shall propose an amendment to the terms of the Bonds whereby, of the EUR16.4 of principal per bond, 50% shall be repayable on the original maturity date, i.e., September 1, 2004 and 50% shall be repayable on October 31, 2005.

Undertaking to Vote                  The Bondholders shall vote in favor of such
                                     extension of the maturity date of a portion of the Bonds' principal amount. The
                                     Bondholders shall keep their aggregate
                                     interest in the Bonds at its current level until the date of the bondholders meeting.

FACTORING
---------

Factoring Arrangement                Genesys shall continue to use its best
                                     efforts to enter into a factoring
                                     arrangement (the "Factoring Arrangement") whereby it will seek to raise up to USD3 million (or the equivalent in euros) against up to USD6 million (or the equivalent in euros) of clients' receivables.

Waiver of Negative Pledge            The Lenders shall waive the negative pledge
                                     provided for in the Loan Agreement on up to USD6 million (or the equivalent in euros) of client's receivables and, if necessary, the relevant provisions of the Loan
                                     Agreement to authorize the sale of such
                                     clients' receivables (up to such amount) to permit Genesys to enter into the Factoring
                                     Arrangement.

AMENDEMENT TO THE TERMS OF THE LOAN AGREEMENT
---------------------------------------------

2003 Interest Payments               Interest currently scheduled to be paid in
                                     2003 under the Term Facilities and
                                     Revolving Facilities shall be paid as
                                     currently provided for in the Loan
                                     Agreement.

2003 Principal Payments              The USD8 million principal repayment under
                                     the Term Facilities currently scheduled for April 30, 2003 shall be deferred. The deferred amount is included in the principal repayments provided for below in respect of the years 2004 through 2008.

                                     Of the USD9 million principal repayment
                                     under the Term Facilities currently
                                     scheduled for October 31, 2003, USD1
                                     million shall be paid on such date.

2004 through 2008 Principal          Payments of principal under the Term
Repayments                           Facilities and Revolving Facilities
                                     shall be made as set forth below:

                                     Repayment Date         Repayment Instalment
                                                               (USD Million)

                                     April 30, 2004                  7

                                    October 31, 2004                 11

                                     April 30, 2005                  11

                                    October 31, 2005                 11

                                     April 30, 2006                  15

                                    October 31, 2006                 15

                                     April 30, 2007                  10

                                    October 31, 2007                13.5

                                     April 30, 2008                  10

                                    October 30, 2008                13.5

2004 through 2008                    Interest on the Term Facilities and the
Interest Payments                    Revolving Facilities shall be paid as
                                     currently provided for in the Loan
                                     Agreement; provided, however, that each of the A1 Margin, A2 Margin, B Margin,
                                     Revolving 1 Margin and Revolving 2 Margin shall be increased by 200 basis points as of April 30, 2007.

Waiver Fee                           A fee equal to 0.25% of the principal
                                     amount outstanding as of the date hereof under the Term Facilities and the Revolving
                                     Facilities shall be paid by the Borrowers to the Lenders on December 31, 2004.

Cash Sweep                           Section 12.3 of the Loan Agreement shall be
                                     amended to provide that, (A) in 2003, the cash sweep percentage shall be (i) 75% of the Excess Cash Flow comprised between USD5 million and USD10 million if the net cash
                                     (excluding the proceeds of the Rights
                                     Offering) on December 31, 2003 is comprised between USD15 million and USD20 million and
                                     (ii) 50% of the Excess Cash Flow above
                                     USD10 million if net cash exceeds USD20
                                     milllion and (B) in 2004 and subsequent
                                     years, the cash sweep percentage shall be
                                     (i) 75% of the Excess Cash Flow comprised between USD5 million and USD10 million and
                                     (ii) 50% of the Excess Cash Flow above
                                     USD10 milllion.

Financial Ratios                     The financial ratios contemplated by the
                                     Loan Agreement shall be amended as the
                                     Lenders and Genesys shall mutually agree based on financial projections (the
                                     "Financial Projections") taking into
                                     account the amortization schedule
                                     contemplated by this Memorandum of
                                     Understanding.

ADDITIONAL FINANCIAL INFORMATION
--------------------------------
                                     Genesys shall provide the Lenders with such additional financial information as the parties may reasonably agree.

WAIVERS
-------
                                     The Lenders hereby waive any breach in
                                     respect of the financial ratios to be met as of September 30, 2002.

                                     The Lenders shall consider in good faith any waiver request that Genesys may make between the date hereof and the date of the amendment to the Loan Agreement that shall implement the principles set forth in this Memorandum of Understanding and use their best efforts to respond promptly and in writing to any such request.

SECURITY INTERESTS
------------------
                                     Genesys shall cause any security interests which may have been terminated or otherwise limited as a result of mergers and/or change of names among certain of its U.S. affiliates to be restored to their original status (or to such status as shall cause the Lenders to be secured as originally contemplated by the Loan Agreement) as promptly as practicable and in any event (to the fullest extent possible) prior to April 30, 2003.

CONDITIONS
----------                           Undertakings contemplated by this
                                     Memorandum of Understanding are subject to:

                                          (i) the condition subsequent (unless
                                          such condition is waived by the
                                          Lenders and the Bondholders) that
                                          shareholders approvals required to
                                          authorize a Rights Offering seeking to
                                          raise at least EUR6 million be
                                          obtained no later than June 30, 2003;

                                          (ii) the condition subsequent (unless
                                          such condition is waived by the
                                          Lenders and the Bondholders) that the
                                          Rights Offering be completed no later
                                          than August 31, 2003 and that its
                                          gross proceeds be at least EUR6
                                          million (it being understood that
                                          completion of the Rights Offering will
                                          require, among other things, the
                                          issuance by the French Commission des
                                          Operations de Bourse of a visa in
                                          respect of a prospectus relating to
                                          the Rights Offering);

                                          (iii) the condition subsequent (unless
                                          such condition is waived by the
                                          Lenders and the Bondholders) that the
                                          terms of the Bonds be amended as
                                          contemplated hereby and in accordance
                                          with final documentation satisfactory
                                          to the parties no later than June 30,
                                          2003;

                                          (iv) the condition subsequent (unless
                                          such condition is waived by the
                                          Shareholders) that there will not have
                                          occurred prior to the completion of
                                          the Rights Offering a material adverse
                                          change in the condition of Genesys and
                                          its consolidated subsidiaries
                                          considered as a whole, affecting
                                          Genesys' ability to perform its
                                          obligations hereunder;

                                          (v) the condition subsequent (unless
                                          such condition is waived by the
                                          Lenders) that an amendment to the Loan
                                          Agreement implementing the provisions
                                          of this Memorandum of Understanding be
                                          executed no later than April 30, 2003
                                          by Genesys, the Lenders and the other
                                          parties to the Loan Agreement, such
                                          amendment to be satisfactory to all
                                          such parties as to form and substance;
                                          and

                                          (vi) approval (homlogation) by the
                                          President of the Commercial Court of
                                          Montpellier;

                                     provided that the deferral of the principal payments originally scheduled for 2003 under the Loan Agreement shall be unconditional; provided, however that in the event any of the foregoing conditions shall fail to be satisfied, the USD8 million principal repayment currently scheduled for April 30, 2003 (proposed to be deferred in full) and the USD9 million principal repayment currently scheduled for October 31, 2003 (proposed to be deferred in part) shall become due and payable on January 10, 2004 together with accrued but unpaid interest.

MISCELLANEOUS
-------------

                                     The execution and implementation of this Memorandum of Understanding and the transactions contemplated hereby shall not breach French laws or regulations applicable to Genesys.

                                     Genesys has the corporate power to execute this Memorandum of Understanding.

                                     Genesys represents and warrants that the foregoing statements are true and accurate in all material respects.

                                     Genesys shall consult the parties to this Memorandum of Understanding in connection with the press release whereby it will announce the terms of this Memorandum of Understanding.

                  This Memorandum of Understanding documents an agreement reached under the auspices of Me. Regis Valliot, who was appointed as "Mandataire ad hoc" by the President of the Commercial Court of Montpellier on February 24, 2003. It is expected that Regis Valliot will promptly inform the President of the substance of this Agreement and seek his approval (homologation), pursuant to a petition to which the Financial Projections and a statement of the Chairman of the Board of Genesys to the effect that Genesys is not "en cessation des paiements" as such term is defined under French law will be attached.


GENESYS S.A.

By:      Francois Legros



GENESYS CONFERENCING, INC.

By:      Francois Legros



BNP PARIBAS

By:



CIBC WORLD MARKETS PLC

By:



FORTIS BANQUE FRANCE S.A.

By:



IBM France Financement S.A.

By:



ENTENIAL

By:



COMMERZBANK A.G.

By:



PART ' COM S.A.

By:



In-COM S.A.

By:



PECHEL INDUSTRIES S.A.

By:



UNIVERSAL CAPITAL PARTNERS S.A.

By:



In the presence of REGIS VALLIOT, as mandataire ad hoc

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 14, 2003

                             GENESYS SA


                             By: /s/ Francois Legros
                                 -----------------------------------------
                                 Name:  Francois Legros
                                 Title: Chairman and Chief Executive Officer